CHINA MING YANG WIND POWER GROUP LIMITED

Jianye Road, Mingyang Industry Park

National Hi-Tech Industrial Development Zone

Zhongshan, Guangdong 528437

People’s Republic of China

(86) 760-28138666

May 27, 2011

VIA EDGAR AND COURIER

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-7010

Attention:	Mr. Louis Rambo
Ms. Amanda Ravitz

Re:	China Ming Yang Wind Power Group Limited
Registration Statement on Form F-1, as amended (File No. 333-173563)
Request for Withdrawal

Dear Mr. Rambo and Ms. Ravitz:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, China Ming Yang Wind Power Group Limited (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form F-1 (File No. 333-173563), together with all amendments and exhibits thereto (the “Registration Statement”). In light of general market conditions, the selling shareholders identified in the Registration Statement have determined not to conduct the offering of securities contemplated in the Registration Statement at this time.

The Company confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.

Accordingly, the Company respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. Please provide a fax copy of the order granting withdrawal of the Registration Statement to the Company’s legal counsel Simpson Thacher & Bartlett LLP at (212) 455-2502, Attention: Leiming Chen.

If you have any questions or comments or require further information regarding this application for withdrawal of the Registration Statement, please do not hesitate to call or email Leiming Chen at (+852) 2514-7630 (office) or (+852) 9032-1314 or lchen@stblaw.com.

Sincerely,

China Ming Yang Wind Power Group Limited

/s/ Chuanwei Zhang
Name: Chuanwei Zhang
Title: Chairman of the Board of Directors and Chief Executive Officer

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